Registration No. 333 -

As filed with the Securities and Exchange Commission on April 5, 2004
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ----------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                 --------------

                               societe Air France
   (Exact name of issuer of deposited securities as specified in its charter)

                                 --------------

                                   Air France
                   (Translation of issuer's name into English)

                                 --------------

                             The Republic of France
            (Jurisdiction of incorporation or organization of issuer)

                          ----------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                 --------------

                                 111 Wall Street
                            New York, New York 10043
                                 (212) 657-2026
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                 --------------

                                   Air France
                              125 West 55th Street
                            New York, New York 10019
                                 (212) 830-4000

               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

                          ----------------------------

                                   Copies to:

       William B. Hobbs, Esq.                      Herman H. Raspe, Esq.
             Linklaters                     Patterson, Belknap, Webb & Tyler LLP
     1345 Avenue of the Americas                1133 Avenue of the Americas
      New York, New York 10105                    New York, New York 10036

                          ----------------------------

It is proposed that this filing become effective under Rule 466:

                                                    |_| immediately upon filing.
                                                    |_| on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |X|

                          ----------------------------

                         CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------
                                                              Proposed Maximum      Proposed Maximum
       Title of Each Class of              Amount to be        Aggregate Price     Aggregate Offering        Amount of
     Securities to be Registered            Registered            Per Unit*             Price**           Registration Fee
--------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each           100,000,000              $5.00              $5,000,000             $633.50
representing one (1) Ordinary Share,
nominal value(euro)8.50 per share, of
societe Air France
--------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

--------------------------------------------------------------------------------
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
1.   Name of Depositary and address of its principal executive     Face of Receipt -  Introductory Article.
     office

2.   Title of Receipts and identity of deposited securities        Face of Receipt  - Top Center.

Terms of Deposit:

     (i)    The amount of deposited securities represented by      Face of Receipt  - Upper right corner.
            one American Depositary Share ("ADS(s)")

     (ii)   The procedure for voting, if any, the deposited        Reverse of Receipt  - Paragraphs (17)
            securities                                             and (18).

     (iii)  The collection and distribution of dividends           Reverse of Receipt - Paragraph (15).

     (iv)   The transmission of notices, reports and proxy         Face of Receipt  - Paragraph (14);
            soliciting material                                    Reverse of Receipt - Paragraph (17).

     (v)    The sale or exercise of rights                         Reverse of Receipt - Paragraphs (15)
                                                                   and (17).

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
     (vi)   The deposit or sale of securities resulting from       Face of Receipt - Paragraphs (3) and (7);
            dividends, splits or plans of reorganization           Reverse of Receipt - Paragraphs (15) and (19).

     (vii)  Amendment, extension or termination of the deposit     Reverse of Receipt - Paragraphs (23) and (24) (no
            agreement                                              provision for extensions).

     (viii) Rights of holders of Receipts to inspect the           Face of Receipt - Paragraph (14).
            transfer books of the Depositary and the list of
            holders of ADSs

     (ix)   Restrictions upon the right to deposit or withdraw     Face of Receipt - Paragraphs (2), (3), (4), (7),
            the underlying securities                              (8), (10) and (11).

     (x)    Limitation upon the liability of the Depositary        Face of Receipt - Paragraph (8);
                                                                   Reverse of Receipt - Paragraphs (20) and (21).

     (xi)   Fees and charges which may be imposed directly  or     Face of Receipt - Paragraph (11).
            indirectly on holders of ADSs

Item 2.     AVAILABLE INFORMATION                                  Face of Receipt - Paragraph (14).

      Air France is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W. (Room 1024), Washington D.C. 20549 and at the principal executive office of the depositary, and may be retrieved from the Commission's website at www.sec.gov.

                                   PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of ADS Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

      (a) Form of ADS Deposit Agreement, by and among Air France (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder ("ADS Deposit Agreement"). -- Filed herewith as Exhibit (a).

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- Filed herewith as Exhibit (d).

      (e)   Certificate under Rule 466. -- None.

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the ADS Deposit Agreement, by and among societe Air France, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 5th day of April, 2004.


                                      Legal entity created by the ADS Deposit
                                      Agreement under which the American
                                      Depositary Shares registered hereunder are to be issued, each American Depositary Share representing one (1) Ordinary Share, nominal value (euro)8.50 per share, of Air France.

                                      CITIBANK, N.A., solely in its capacity as Depositary


                                      By: /s/ Susan A. Lucanto
                                          --------------------------------------
                                          Name:  Susan A. Lucanto
                                          Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Air France certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Paris, France, on April 5, 2004.

                                    SOCIETE AIR FRANCE


                                    /s/ Jean-Cyril Spinetta
                                    --------------------------------------------
                                    Name:  Jean-Cyril Spinetta
                                    Title: Chairman and Chief Executive Officer

                               societe Air France

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following person in the capacity and on the date indicated.

                               POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jean-Cyril Spinetta and Philippe Calavia, and each of them acting individually as his or her true and lawful attorneys-in-fact and agents, with full and several power of substitution and resubstitution, in any and all capacities, to sign on his or her behalf any or all amendments, (including post-effective amendments) and supplements to this registration statement and any registration statements filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933 relating thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

           Name                                            Title
--------------------------------            ------------------------------------


/s/ Jean-Cyril Spinetta                     Chairman of the Board and Chief
--------------------------------            Executive Officer
Jean-Cyril Spinetta                         (Principal Executive Officer)


/s/ Philippe Calavia                        Chief Financial Officer
--------------------------------
Philippe Calavia


/s/ Michel Caruel                           Chief Accounting Officer
--------------------------------            (Principal Accounting Officer)
Michel Caruel


/s/ Jean-Pierre Aubert                      Member of the board of directors
--------------------------------
Jean-Pierre Aubert


/s/ Patricia Barbizet                       Member of the board of directors
--------------------------------
Patricia Barbizet


/s/ Jean-Francois Dehecq                    Member of the board of directors
--------------------------------
Jean-Francois Dehecq


/s/ Pierre-Mathieu Duhamel                  Member of the board of directors
--------------------------------
Pierre-Mathieu Duhamel


/s/ Jean-Marc Espalioux                     Member of the board of directors
--------------------------------
Jean-Marc Espalioux

           Name                                            Title
--------------------------------            ------------------------------------


/s/ Bruno Fareniaux                         Member of the board of directors
--------------------------------
Bruno Fareniaux


/s/ Michel Guyard                           Member of the board of directors
--------------------------------
Michel Guyard


/s/ Paul Laprevote                          Member of the board of directors
--------------------------------
Paul Laprevote


/s/ Daniel Mackay                           Member of the board of directors
--------------------------------
Daniel Mackay


/s/ Christian Magne                         Member of the board of directors
--------------------------------
Christian Magne


/s/ Pascal Mathieu                          Member of the board of directors
--------------------------------
Pascal Mathieu


/s/ Christian Paris                         Member of the board of directors
--------------------------------
Christian Paris


/s/ Marie Ramon                             Member of the board of directors
--------------------------------
Marie Ramon


/s/ Pierre Richard                          Member of the board of directors
--------------------------------
Pierre Richard


/s/ Gilles Ricono                           Member of the board of directors
--------------------------------
Gilles Ricono


/s/ Denis Samuel-Lajeunesse                 Member of the board of directors
--------------------------------
Denis Samuel-Lajeunesse

           Name                                            Title
--------------------------------            ------------------------------------


/s/ Pierre Weill                            Member of the board of directors
--------------------------------
Pierre Weill


/s/ Marie-Joseph Male                       Authorized representative in the
--------------------------------            United States
Marie-Joseph Male

                                Index to Exhibits

                                                                   Sequentially
Exhibit             Document                                       Numbered Page
-------             --------                                       -------------

(a)                 Form of ADS Deposit Agreement

(d)                 Opinion of counsel to the Depositary